Exhibit 99.1

Ad hoc release according to article 17 MAR

Planegg/Munich, Germany, July 19, 2018

MorphoSys and Galapagos Sign Global License Agreement for

MOR106 with Novartis and MorphoSys Increases its Financial

Guidance for 2018

MorphoSys AG (FSE: MOR; Prime Standard Segment; TecDAX; NASDAQ: MOR) announces today that MorphoSys and Galapagos NV have entered into a worldwide, exclusive agreement with Novartis Pharma AG covering the development and commercialization of their joint program MOR106. MorphoSys furthermore announces that, in consequence of this agreement with Galapagos and Novartis, it increases its financial guidance for the year 2018 pending clearance by the U.S. antitrust authorities under the Hart-Scott-Rodino Act. MOR106 is an investigational, fully human, IgG1 monoclonal antibody directed against the target IL-17C that was generated in a collaboration between MorphoSys and Galapagos.

Under the terms of the agreement, the parties will cooperate to broaden the existing development plan for MOR106 significantly. Novartis will be exclusively holding all rights for commercialization of any products resulting from the agreement signed today.

Upon the signing of the agreement, all future research, development, manufacturing and commercialization costs for MOR106 will be borne by Novartis. This includes the ongoing phase 2 IGUANA trial in atopic dermatitis (AtD) patients as well as a planned phase 1 study to evaluate the safety and efficacy of a subcutaneous formulation of MOR106 in healthy volunteers and AtD patients. MorphoSys and Galapagos will conduct additional trials to support development of MOR106 in AtD. Under the terms of the agreement, Novartis will explore the potential of MOR106 in additional indications other than AtD.

In addition to the funding of the current and future MOR106 program by Novartis, MorphoSys and Galapagos will jointly receive an upfront payment of EUR 95 million (USD 111 million*). Pending achievement of certain developmental, regulatory, commercial and sales-based milestones, MorphoSys and Galapagos would jointly be eligible to receive significant milestone payments, potentially amounting to up to approximately EUR 850 million (USD 1 billion*), in addition to tiered royalties on net commercial sales in the range of up to low-teens to low-twenties. Under the terms of their agreement from 2008, Galapagos and MorphoSys will share all payments equally (50/50).

The agreement between MorphoSys, Galapagos, and Novartis is subject to clearance by the U.S. antitrust authorities under the Hart-Scott-Rodino Act, and will become effective as soon as this condition has been met.

In connection with the agreement and pending U.S. antitrust clearance, MorphoSys increases its financial guidance: For 2018, MorphoSys, subject to antitrust clearance, expects revenues in the range from EUR 67 to 72 million (up from previously EUR 20 to 25 million) and earnings before interest and taxes (EBIT) of EUR -55 to -65 million (up from previously EUR -110 to -120 million). R&D expenses for proprietary programs and technology development will be in the range from EUR 87 to 97 million (previously EUR 95 to 105 million).

*)	Converted based on exchange rate: 1 EUR = 1.16945 USD (as of July 18, 2018, source: www.oanda.com)

END OF AD HOC RELEASE

About MOR106 and the antibody collaboration of Galapagos and MorphoSys

MOR106 is an investigational fully human IgG1 monoclonal antibody designed to selectively target IL-17C, currently being developed for treatment of inflammatory diseases. MOR106 arises from the strategic discovery and co-development alliance between Galapagos and MorphoSys, in which both companies contributed their core technologies and expertise. Galapagos has provided the disease-related biology including cellular assays and targets discovered using its target discovery platform, specifically IL-17C for MOR106, and has performed the clinical development of MOR106. MorphoSys has contributed its Ylanthia antibody technology to generate fully human antibodies directed against the target and contributed full CMC development of this compound.

About MorphoSys

MorphoSys is a late-stage biopharmaceutical company devoted to the development of innovative and differentiated therapies for patients suffering from serious diseases. Based on its technological leadership in generating antibodies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 28 are currently in clinical development. This broad pipeline spans MorphoSys’s two business segments: Proprietary Development, in which MorphoSys invests in product candidates for its own account, and Partnered Discovery, in which product candidates are developed exclusively for a variety of Pharma and Biotech partners. In 2017, Tremfya® (guselkumab), marketed by Janssen, became the first therapeutic antibody based on MorphoSys’s proprietary technology to receive marketing approval for the treatment of moderate-to-severe plaque psoriasis in the United States, the European Union and Canada. MorphoSys is listed on the Frankfurt Stock Exchange and on the U.S. stock exchange Nasdaq, under the symbol MOR. For regular updates about MorphoSys, visit http://www.morphosys.com

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Galapagos’ pipeline comprises Phase 3 through to discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. Our target discovery platform has delivered three novel mechanisms showing promising patient results in, respectively, inflammatory diseases, idiopathic pulmonary fibrosis and atopic dermatitis. Galapagos is focused on the development and commercialization of novel medicines that will improve people’s lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 640 employees, operating from its Mechelen, Belgium headquarters and facilities in the Netherlands, France, Switzerland, the United States and Croatia. More information at www.glpg.com.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the outlicensing expectations in connection with MOR106 and expectations regarding the further development of MOR106 in moderate-to-severe atopic dermatitis, including the intended targeting of IL-17C, and potential additional indications, potential future payments to be made to MorphoSys under a licensing agreement for MOR106 as well as assumptions pending clearance by U.S. antitrust authorities. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that expectations regarding the further development of MOR106 in moderate-to-severe atopic dermatitis, including the intended targeting of IL-17C, and potential additional indications, potential future payments to be made to MorphoSys under a licensing agreement for MOR106 as well as assumptions pending clearance by U.S. antitrust authorities are false as well as the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys’ reliance on collaborations with third parties and other risks indicated in the risk factors included in MorphoSys’s Registration Statement on Form F-1 and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Alexandra Goller

Associate Director Corporate Communications & IR

Jochen Orlowski

Associate Director Corporate Communications & IR

Dr. Claudia Gutjahr-Löser

Investor Relations Officer

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com